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07001774

SECURITIES.
Washington, D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 52753

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: F.G MARKETS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

90 JOHN ST. #703
(No. and Street)

NEW YORK (City) NY (State) 10038 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SANTOSH SHETTY 212-227-6611
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JONES KOHANSKI & CO.
(Name – *if individual, state last, first, middle name*)

3939 BIRNEY AVE. (Address) MOOSIC (City) PA (State) 18507 (Zip Code)

PROCESSED
MAY 24 2007
THOMSON FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FG MARKETS, INC.

TABLE OF CONTENTS
DECEMBER 31, 2006 AND 2005

SUPPLEMENTAL REPORT ON INTERNAL ACCOUNTING CONTROL AND MATERIAL INADEQUACIES

In planning and performing our audit of the financial statements of FG Markets, Inc. for fiscal year 2006, we consider the following to be a reportable condition under the standard established by the American Institute of Certified Public Accountants.

Reportable Conditions

Segregation of Duties

A weakness exists in the internal control environment due to the nature of the operations and the limited number of individuals involved, it is difficult, if not impossible to adequately segregate duties and responsibilities. The absence of segregation of duties and responsibilities generally prevents the existence of any meaningful internal accounting controls.

However, given the nature of the business, the fact that the company does not carry any customer assets and the active participation of management and the board of directors in the organization's business activities mitigates this situation.

The audit did not disclose any material inadequacies

SUPPLEMENTAL REPORT ON INTERNAL ACCOUNTING CONTROL AND MATERIAL INADEQUACIES

In planning and performing our audit of the financial statements of FG Markets, Inc. for fiscal year 2006, we consider the following to be a reportable condition under the standard established by the American Institute of Certified Public Accountants.

Reportable Conditions

Segregation of Duties

A weakness exists in the internal control environment due to the nature of the operations and the limited number of individuals involved, it is difficult, if not impossible to adequately segregate duties and responsibilities. The absence of segregation of duties and responsibilities generally prevents the existence of any meaningful internal accounting controls.

However, given the nature of the business, the fact that the company does not carry any customer assets and the active participation of management and the board of directors in the organization's business activities mitigates this situation.

The audit did not disclose any material inadequacies

FG MARKETS, INC.

TABLE OF CONTENTS
DECEMBER 31, 2006 AND 2005

END